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EXHIBIT 12.1

MIDSTATES PETROLEUM COMPANY, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDENDS

(In thousands, except ratios)

	Successor	Predecessor
	For the Period October 21, 2016 through December 31, 2016	For the Period January 1, 2016 through October 20, 2016	Year Ended December 31,
			2015	2014	2013	2012

Earnings available before fixed charges:
Pre-tax income (loss)	$9,930	$1,323,079	$(1,806,836)	$123,324	$(490,514)	$7,789
Interest expense (Predecessor Period excludes interest expense of $89.5 million on senior and secured notes)	1,409	61,773	151,832	129,691	77,179	11,711
Amortization of capitalized interest	15	—	23,960	4,961	10,683	1,050
Loan cost amortization	63	4,587	11,316	7,857	5,960	1,529
Portion of rental expense which represents interest factor	41	699	699	698	497	340

Total earnings available for fixed charges	$11,458	$1,390,138	$(1,619,029)	$266,531	$(396,195)	$22,419

Interest expense (Predecessor Period excludes interest expense of $89.5 million on senior and secured notes)	$1,409	$61,773	$151,832	$129,691	$77,179	$11,711
Capitalized interest	728	—	4,859	12,415	32,245	11,175
Loan cost amortization	63	4,587	11,316	7,857	5,960	1,529
Portion of rental expense which represents interest factor	41	699	699	698	497	340

Total fixed charges	$2,241	$67,059	$168,706	$150,661	$115,881	$24,755

Ratio of earnings to fixed charges	5.1x	20.7x	—	1.8x	—	—

Insufficient coverage	$—	$—	$1,787,735	$—	$512,076	$2,336

Total fixed charges	$2,241	$67,059	$168,706	$150,661	$115,881	$24,755
Pre-tax preferred dividends(1)	—	—	23,545	30,863	38,588	10,844

Total fixed charges plus preferred dividends	$2,241	$67,059	$192,251	$181,524	$154,469	$35,599

Ratio of earnings to combined fixed charges and preferred dividends	5.1x	20.7x	—	1.5x	—	—

Insufficient coverage	$—	$—	$1,811,280	$—	$550,664	$13,180

(1)
Prior to October 1, 2012, the Company did not have any preferred stock outstanding. Preferred dividends shown herein relate to the Company's Series A Mandatorily Convertible Preferred Stock ("Series A Preferred Stock") issued on October 1, 2012, which allows, at the Company's option, for the 8% annual dividend payment to be made either in cash or through an adjustment to the Series A Preferred Stock liquidation preference. Pre-tax preferred stock dividend amounts for the years ended December 31, 2015, 2014, 2013 and 2012 were calculated utilizing the Company's effective tax rate for the applicable periods (0.5%, 5.2%, 29.9% and 40.1%, respectively) and represent the notional dividend amount as though paid in cash, rather than through an adjustment to the Series A Preferred Stock liquidation preference. On September 30, 2015, the Series A Preferred Stock converted into 3,738,424 shares of common stock.

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  EXHIBIT 12.1
MIDSTATES PETROLEUM COMPANY, INC. RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (In thousands, except ratios)